SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT’S PROPOSAL FOR THE COMPANY’S CAPITAL INCREASE
UPON CAPITALIZATION OF THE RESERVE FOR FUTURE CAPITAL INCREASE

Purpose and Proposal

The management proposes a capital increase in the amount of R$6,400,741.87 (six million, four hundred thousand, seven hundred and forty one reais and eighty seven cents), upon the capitalization of the Company’s Reserve for Future Capital Increase. The capitalization proposed herein shall benefit all the Company’s shareholders and will be carried out without the issuance of new shares, as set forth in paragraph 1 of Article 169 of Law 6.404/76.

As described in the notes to the Financial Statements, such reserve refers to the amount received by the Company within the scope of the capitalizations of a portion of the Special Goodwill Reserve of the subsidiaries TIM Sul S.A. and TIM Nordeste Telecomunicações S.A.1, approved at the Extraordinary General Meetings held in March 2005. Such amount was recorded as capital reserve, in view of the share merger process whereby the subsidiaries TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. have been converted into Company’s wholly-owned subsidiaries.

Taking into consideration the approval of the capital increase proposal described herein by the shareholders, the Extraordinary General Meeting shall also deliberate on the amendment to the wording of the Article 5 of the Bylaws, which addresses the Company’s capital stock.

The proposal herein was analyzed by the Company’s Board of Directors and Statutory Audit Committee at the meetings held on September 5, 2006.

Rio de Janeiro, September 5, 2006.

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1 merged on June 30, 2006 into the subsidiaries TIM Celular S.A. and Maxitel S.A., respectively.

MANAGEMENT’S PROPOSAL FOR THE COMPANY’S CAPITAL INCREASE
UPON CAPITALIZATION OF A PORTION OF THE SPECIAL GOODWILL RESERVE

Purpose and Proposal

During the 2005 fiscal year, the Company’s subsidiaries, TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. (merged on June 30, 2006 into the subsidiaries TIM Celular S.A. and Maxitel S.A., respectively), have been granted a fiscal benefit in the total amount of R$50,450,121.48 (fifty million, four hundred and fifty thousand and one hundred and twenty one reais and forty eight cents), of which R$25,180,628.40 (twenty five million, one hundred and eighty thousand, six hundred and twenty eight reais and forty cents) relating to TIM Nordeste Telecomunicações S.A. and R$25,269,493.08 (twenty five million, two hundred and sixty nine thousand, four hundred and ninety three reais and eight cents) relating to TIM Sul S.A., resulting in the amortization of the goodwill accounted by the subsidiaries in year 2000.

In accordance with the CVM Ruling 319/99 and the Spin-off and Merger Agreements which address the matter, the portion of the Special Goodwill Reserve corresponding to the aforementioned fiscal benefit shall be capitalized in the subsidiaries, followed by the capitalization in TIM Participações S.A. on behalf of TIM Brasil Serviços e Participações S.A., the beneficiary and owner of the mentioned credits (“Credits”).

Capitalization Terms

(i) Amount of the Capital Increase: R$50,450,121.48 (fifty million, four hundred and fifty thousand and one hundred and twenty one reais and forty eight cents);

(ii) Issuance Price: the issuance price shall be determined at the day immediately before the Extraordinary General Meeting which shall resolve on the matter, based on the average price of the Company’s shares at the São Paulo Stock Exchange (Bovespa) at 10 trading days prior to the mentioned Extraordinary General Meeting date (that is, based on the average price registered at the 10 trading days before September 29, 2006). There shall be an issuance price for the common shares and other issuance price for the preferred shares, and both prices shall be calculated in accordance with the criterion above. The issuance price shall not change during the period reserved for the exercise of the preemptive right by the Company’s shareholders;

(iii) Justification for the Issuance Price: the determination of the issuance price has as legal basis the item III, paragraph 1 of Article 170 of Law 6.404/76. The shares issued by the Company – both common and preferred – are included in the Ibovespa and the determination of the issuance price as set forth in item (ii) above is being made to avoid disruption between the mentioned issuance price and the Company’s shares quotation at the stock exchange;

(iv) Number and Type of Shares to be Issued: the number of common and preferred shares to be issued by the Company, all book entry and without par value, shall be defined at the day immediately prior to the Extraordinary General Meeting which shall resolve on the capitalization, after the determination of the respective issuance prices. The current ratio of common and preferred shares in the Company’s capital stock shall be kept (34.06% of common shares and 65.94% of preferred shares);

(v) Preemptive Right: the Company’s shareholders shall be entitled to the preemptive right, as set forth in paragraph 2 of Article 171 of Law 6.404/76. TIM Brasil Serviços e Participações S.A. shall subscribe and pay, in cash, the total capital increase, upon the use of the Credits, and therefore there shall be no shares left unsubscribed. In the event any shareholder decides to exercise its preemptive right, the amount paid by such shareholder shall be transferred to TIM Brasil Serviços e Participações S.A., in accordance with each shareholder ratio in relation to the capital increase proposed herein. The preemptive right shall be exercised within 30 (thirty) consecutive days, as from the publication of the Minutes of the Extraordinary General Meeting which shall resolve on the proposal for capital increase;

(vi) Dividends: the newly issued shares will be entitled to full dividend right and other profits relating to the fiscal year 2006, and shall not be entitled to the dividend right and/or other profits relating to the fiscal year of 2005, which have been resolved on the Annual General Meeting held on March 7, 2006.

Considering the approval of the capital increase proposal described herein by the shareholders, the Extraordinary General Meeting shall also deliberate on the amendment to the wording of the Article 5 of the Bylaws, which addresses the Company’s capital stock.

The proposal herein was analyzed by the Company’s Board of Directors and Statutory Audit Committee at the meetings held on September 5, 2006.

Rio de Janeiro, September 5, 2006.

* * * * *

PROPOSAL RELATED TO THE OFFICERS AND DIRECTORS
COMPENSATION FOR 2006

Purpose and Proposal

On June 30, 2006, the Company’s and its subsidiaries’ corporate restructuring process was concluded, in accordance with the respective material fact notice dated June 28, 2006.

As a result of such process, the atributtions of the Company’s and its subsidiaries’ corporate bodies have been reviewed, aiming at a better adequacy to the new corporate structure. The Company’s Executive Board have been restructured and unified and now is comprised of 6 officers (on March 9, 2005, date of the General Meeting which determined the officers and directors compensation for that year, the Executive Board was comprised of 2 members).

According to the resolution of the Annual General Meeting held on March 7, 2006, the stablishment of the officers and directors compensation for this fiscal year was postponed to a new General Meeting, to be held once the restructuring process in progress, as well as the studies on the matter carried out by the Company, be concluded.

Considering the restructuring process completion and the new corporate structure of TIM Participações S.A., it is being proposed that the General Meeting determines, pursuant to the provisions of Article 152 of Law 6.404/76 and the Company’s Bylaws, the amount of R$8,471,000.00 (eight million, four hundred and seventy one thousand reais) as the gap for the Company’s officers and directors aggregate compensation for fiscal year 2006, of which R$351,000.00 (three hundred and fifty one thousand reais) for the Board of Directors and R$8,120,000.00 (eight million, one hundred and twenty thousand reais) for the Executive Board. In relation to the Executive Board compensation, 48% of the proposed amount correspond to fixed compensation and 52% correspond to variable compensation (bonus/ profit sharing to be determined in accordance with the Company’s variable compensation policy).

The proposal herein have been analyzed by the Board of Directors of TIM Participações S.A. at the meeting held on September 5, 2006.

Rio de Janeiro, September 5, 2006.

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PROPOSAL RELATED TO THE REVIEW OF THE COMPENSATION OF THE
STATUTORY AUDIT COMMITTEE MEMBERS FOR 2006

Purpose and Proposal

The purpose of this proposal is the review of the Statutory Audit Committee aggregate compensation for fiscal year 2006, which was approved at the Company’s Annual General Meeting held on March 7, 2006.

In accordance with the provisions of the Company’s Bylaws, the Statutory Audit Committee shall perform on a permanent basis. The Statutory Audit Committee members are elected at the Annual General Meeting. It is important to point out that the Statutory Audit Committee of TIM Participações S.A. also performs the role of the Company’s audit committee, in conformity with the provisions of the law of the United States of America, market in which the Company’s securities are traded. Accordingly, the Statutory Audit Committee accumulates the pertinent duties set forth in the Brazilian and North-American laws.

In view of the functions exercised by the body and considering market studies regarding the compensation of Statutory Audit Committees which also performs the audit committee function, the Company understands it is convenient to submit to the General Meeting a proposal for an increase of R$22,500.00 (twenty two thousand and five hundred reais) in the compensation originally approved by the shareholders in March 2006. Accordingly, the aggregate compensation of the Statutory Audit Committee for fiscal year 2006 would be R$562,500.00 (five hundred and sixty two thousand and five hundred reais).

The proposal presented herein is in compliance with the provisions of Article 162, paragraph 3 of Law 6.404/76 and the Company’s Bylaws. This proposal was approved by the members of the Statutory Audit Committee and was also analyzed by the Company’s Board of Directors at the meeting held on September 5, 2006.

Rio de Janeiro, September 5, 2006.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 11, 2006	By:	/s/ Stefano De Angelis
Name: Stefano De Angelis
Title: Chief Financial Officer